Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports First Quarter 2023 Results

May 15, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the first quarter ended March 31, 2023 (“Q1 2023”).

HIGHLIGHTS

Argentina

Caucharí-Olaroz

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Mechanical construction completed to target first lithium production in June 2023.
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With all key systems for the production of first lithium completed, the commissioning team commenced production testing of the purification, carbonation and SX systems.
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Additional purification processing equipment necessary to achieve battery-quality lithium carbonate is expected to be completed in H2 2023, following the start of pre-commercial production.
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Ramp up to 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate is targeted to be complete in Q1 2024.
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As of March 31, 2023, $834 million of the $979 million total expected capex has been spent (on a 100% basis).
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As of March 31, 2023, the Company expects its remaining funding requirement to be less than $50 million for capital costs, value added taxes and working capital to reach positive cash flow.
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Development planning for Stage 2 expansion of at least 20,000 tpa of lithium carbonate continues to progress to align with completion of Stage 1.

Pastos Grandes Basin

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The Company continues to advance the Pastos Grandes’ $30 million development plan, targeting completion of the plan and a construction decision in Q4 2023.
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The geophysics program has been completed. Roads and drilling pads are under construction.
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On April 20, 2023, the Company completed its acquisition of Arena Minerals and its 65% ownership interest in the Sal de la Puna project, adjacent to the Pastos Grandes project in Salta, Argentina.

United States

Thacker Pass

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On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the Bureau of Land Management (“BLM”).
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Early works are progressing, including water pipelines, construction ponds, site fencing and access roads.
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In April 2023, a geotechnical report was issued to all engineering contractors to commence the design of civil foundations.
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Major earthworks are expected to commence in H2 2023 and support the target to commence production in the second half of 2026.

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The Company, Bechtel Corporation (“Bechtel”) (engineering, procurement and construction management) and the North American Building Trade Unions have entered into a memorandum of understanding agreeing to a project labor agreement for major construction activities for Phase 1 of Thacker Pass.
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On February 22, 2023, the Company announced that it received a Letter of Substantial Completion from the U.S. Department of Energy (“DOE”) Loans Program Office for its application for the DOE’s Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”).
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The Company expects the DOE ATVM Loan Program conditional approval process to be completed in 2023 and if approved, to fund up to 75% of the total capital costs for construction of Phase 1.
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The Company has approved a construction budget of $125 million through Q3 2023 with additional capital spend expected following completion of the DOE ATVM Loan Program process.
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On February 6, 2023, the US District Court, District of Nevada (“Federal Court”) ruled favorably for the Company in the appeal filed against the BLM by declining to vacate the Record of Decision (“ROD”).

Corporate

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As at March 31, 2023, the Company had $604 million in cash and cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
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On May 15, 2023, the Company’s Board of Directors unanimously approved execution of an arrangement agreement providing for the reorganization of the Company that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”).
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In April 2023, Pablo Mercado joined as Executive Vice President and Chief Financial Officer following Eduard Epshtein’s retirement.
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On January 30, 2023, Lithium Americas entered into a purchase agreement with General Motors Holdings LLC (“GM”) whereby GM agreed to make a $650 million equity investment in the Company and receive exclusive access to Phase 1 production at Thacker Pass through a binding supply agreement.
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On February 16, 2023, the initial tranche of $320 million closed with GM’s purchase of 15 million Lithium Americas’ common shares at $21.34 per share. GM is now Lithium Americas’ largest shareholder and offtake partner.
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The second tranche of $330 million is contemplated to be invested into the Company’s U.S. business following the Separation and other conditions being achieved.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended March 31,
	2023	2022
	$	$
Expenses	(17.1)	(16.0)
Net loss	(6.4)	(46.1)
Loss per share – basic	(0.04)	(0.35)

(in US$ million)	As at March 31, 2023	As at December 31, 2022
	$	$
Cash, cash equivalents and short-term bank deposits	604.1	352.1
Total assets	1,328.4	1,016.5
Total long-term liabilities	(213.7)	(212.9)

In Q1 2023, net loss decreased primarily due to gain on change in fair value of the GM agreements derivative liability as well as gain on change in fair value of the convertible note derivative versus loss in the comparative period.

In Q1 2023, total assets increased primarily due to cash proceeds from the first tranche investment by GM of $320 million and commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs.

This news release should be read in conjunction with Lithium Americas’ condensed consolidated interim financial statements and management's discussion and analysis for the quarter ended March 31, 2023, which are available on SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and commenced construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

mail: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance.All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Caucharí-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz Project to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing of first production and full capacity production; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including current lawsuits involving the Record of Decision for the project, and the transfer application for certain water rights for the project; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz Project under its co-ownership structure; ability to produce battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz Project and the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz Project and the expected capital expenditures for the construction of the Thacker Pass Project; expecting timing to complete development planning and reach a construction decision for the Pastos Grandes and Sal de la Puna projects; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; and the successful integration and expected benefits of the acquisition of Arena Minerals Inc., including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project; ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Caucharí-Olaroz Project and the Thacker Pass Project, and costs for any additional exploration work at the projects; estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions flowing from COVID-19 on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s latest annual information form (“AIF”) available on SEDAR.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company’s latest AIF and management discussion analysis. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF, which are available on SEDAR at www.sedar.com.